October 27, 2014

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:	Antero Resources Midstream LLC
Registration Statement on Form S-1
Response dated October 23, 2014
File No. 333-193798

Ms. Ransom:

Set forth below are the responses of Antero Resources Midstream LLC (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 24, 2014, with respect to the Company’s Registration Statement on Form S-1, File No. 333-193798 (the “Registration Statement”), and the Company’s response dated October 23, 2014.

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 8 to the Registration Statement (“Amendment No. 8”).  For your convenience, we will hand deliver three full copies of Amendment No. 8, as well as three copies of Amendment No. 8 marked to show all changes made since the filing of Amendment No. 6 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 8 unless otherwise specified.

Dilution, page 53

1.                                      We note the revisions to your tabular calculation of dilution on page 53. Please explain to us why you now indicate that repaying the debt assumed from Antero that is captured in the historical financial statements is a decrease to net tangible book value per common unit. In this regard, it does not appear this transaction would be a change to net tangible book value since that debt was already included in the calculation of the predecessor’s net tangible book value, and the act of repaying that debt (debiting debt and crediting cash) has no impact on net tangible book value. Similarly, please explain why your calculation of the increase in net tangible book value per common unit attributable to purchasers in the offering appears to capture more than the change in net tangible book value arising from the net proceeds. Revise as necessary.

RESPONSE:

We acknowledge the Staff’s comment and have revised the tabular calculation of dilution to no longer purport to indicate a decrease in net tangible book value per common unit attributable to the repayment of the debt assumed from Antero Resources Corporation. As revised, the calculation of the increase in net tangible book value per common unit attributable to purchasers in the offering captures only the change arising from the net proceeds. Please see page 54.

Appendix A

Form of Amended and Restated Agreement of Limited Partnership of Antero Midstream Partners, LP

2.                                      We note your provision in the Agreement of Limited Partnership on page A-79 that “[if a] person does not obtain a judgment on the merits… such Partner or Person shall be obligated to reimburse the Partnership and its Affiliates for all fees, costs and expenses of every kind.” Please include a discussion of this provision in your prospectus and tell us what consideration you gave to providing disclosure discussing the impact of this provision on shareholders.

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure to include a discussion of the impact of this provision on unitholders.  Please see pages 38 and 156.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact W. Matthew Strock of Vinson & Elkins L.L.P. at (713) 758-3452.

Very truly yours,

ANTERO RESOURCES MIDSTREAM, LLC

By:	/s/ Glen C. Warren, Jr.
Name:	Glen C. Warren, Jr.
Title:	President, Chief Financial Officer and Secretary

Enclosures

cc:                                Jennifer Thompson (Securities and Exchange Commission)

Jim Allegretto (Securities and Exchange Commission)

Jarrett Torno (Securities and Exchange Commission)

Jennifer López (Securities and Exchange Commission)

Lilyanna Peyser (Securities and Exchange Commission)

Mike Rosenwasser (Vinso & Elkins L.L.P.)

David P. Oelman (Vinson & Elkins L.L.P.)

Matthew Strock (Vinson & Elkins L.L.P.)

Ryan J. Maierson (Latham & Watkins LLP)

Alvyn A. Schopp (Antero Resources Midstream LLC)